Exhibit 99.4
2009 full year results 11 February 2010

Cautionary statement This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) and consisting of the slides for a presentation concerning Rio Tinto. By reviewing/attending this presentation you agree to be bound by the following conditions. Forward-looking statements This presentation includes forward-looking statements. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. 11 February 2010 Rio Tinto 2009 full year results 2

Jan du Plessis Chairman

2009 highlights • Commendable results in a rapidly changing macro environment • Recapitalised balance sheet; $20 billion reduction in net debt • Significant progress with divestment programme • Second half momentum from higher prices and actions taken • Continuing strong operational performance; $2.6 billion cost savings • Turnaround of the Aluminium business • Iron ore production joint venture to deliver substantial synergies • Final dividend of 45 US cents per share; total payout of $882m 11 February 2010 Rio Tinto 2009 full year results 4

Substantial recovery but volatility likely to persist • Price resurgence across most of our key commodities driven by government stimulus measures • Factors that drove upturn will continue through 2010 — China expected to grow at over 9 per cent — OECD coming out of recession • Risks remain in the short to medium term — Wind-back of government stimulus packages • Long term outlook remains attractive 11 February 2010 Rio Tinto 2009 full year results 5

Tom Albanese Chief executive officer

Continuing improvements in sfaety performance Decline in injury frequency rates 2002-2009 Per 200,000 hours worked All injury frequency rate Lost time injury frequency rate 0.0 0.5 1.0 1.5 2.0 2.5 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09 11 February 2010 Rio Tinto 2009 full year results 7

Momentum returned in the second half Underlying EBITDA (US$ bn) 0 2 4 6 8 10 12 H1 06 H2 06 H1 07 H2 07 H1 08 H2 08* H1 09* H2 09 Highlights • Strong volume growth delivered in iron ore, copper and gold • Achieved year on year operating cost savings of $2.6 billion • Aluminium business turnaround • Significant price recovery in second half • Key divestments completed *H208 and H109 underlying EBITDA include $0.5 billion and $0.8 billion profit on disposal of undeveloped properties $m 2008 2009 Movement Underlying EBITDA 22,317 14,312 -36% Underlying earnings 10,303 6,298 -39% Cash flow from operations 20,668 13,834 -33% Capital expenditure 8,488 5,356 -37% Net debt 38,672 18,861 -51% 11 February 2010 Rio Tinto 2009 full year results 8

Iron ore volume growth drove strong earnings Underlying results (US$ bn) 2009 highlights • Strong demand growth driven by China • 2010 iron ore demand growth to outstrip supply • Record annual sales and production from the Pilbara • Pilbara production run-rate in excess of 220mtpa nameplate capacity throughout second half • High levels of shipments to customers in China • IOC production ramping back up 0 1 2 3 4 5 6 H1 08 H2 08 H1 09 H2 09 Underlying EBITDA Underlying earnings 11 February 2010 Rio Tinto 2009 full year results 9

Positioned to benefit from long term outlook for iron ore demand growth • Long term outlook remains strong • First production from Mesa A, Brockman 4 to follow shortly • Incremental capacity increases to add considerable value • Expansions to 225mtpa and studies to 230mtpa by 2012 underway • Evaluation of Pilbara 330mtpa expansion progressing well • Further Pilbara expansion options • Global growth options remain 11 February 2010 Rio Tinto 2009 full year results 10

Western Australian iron ore production joint venture • Good progress towards formation of production joint venture • Regulatory process underway • More tonnes faster, at lower cost • Estimated synergies totalling in excess of US$10 billion NPV • Both companies will independently market iron ore globally 11 February 2010 Rio Tinto 2009 full year results 11

Aluminium earnings recovered in the second half Underlying result (US$ bn) (1.0) (0.5) 0.0 0.5 1.0 1.5 2.0 2.5 H1 08 H2 08 H1 09 H2 09 Underlying EBITDA Underlying earnings 2009 highlights • Resurgence in prices in the second half • $1.0 billion EBITDA and $0.8 billion earnings improvement in 2H vs 1H boosted by cost initiatives • Cash cost savings of $1 billion in 2009 • Tight control on cash — 10 day improvement in working capital days half on half — Sustaining capital down 40% in 2009 — Growth capex constrained 11 February 2010 Rio Tinto 2009 full year results 12

Successful delivery on initiatives drove improvements in Aluminium earnings Four major initiatives are driving improvements 1. Delivered on synergies and integration targets • $441 million synergies in H2 2009 bringing total to $924 million for 2009 • $1.1 billion run rate achieved at the end of 2009 • Expect to deliver $1.2 billion in 2010 2. Permanent closure of Anglesey and Beauharnois; sale of Ningxia 3. Temporary curtailments and leverage of power sales to the grid 4. Further cost cutting programmes and cash preservation initiatives 11 February 2010 Rio Tinto 2009 full year results 13

Strong volume gains in Copper Underlying result (US$ bn) 0 1 2 3 H1 08 H2 08 H1 09 H2 09 Underlying EBITDA Underlying earnings 2009 highlights • Rebound in prices in 2009 following surge in Chinese imports • >$550 million year on year volume benefit following improved operating performance and higher grades at Kennecott Utah Copper and higher grades at Grasberg • 1.1m oz mined gold production • Rio Tinto stake in Ivanhoe raised to 19.7% following signing of Oyu Tolgoi Investment Agreement with Mongolian government 11 February 2010 Rio Tinto 2009 full year results 14

Energy earnings remained robust Underlying result (US$ bn) 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 H1 08 H2 08* H1 09 H2 09 Underlying EBITDA Underlying earnings 2009 highlights Robust seaborne market for Australian coal, as China became a significant importer Improvements to infrastructure constraints underway - Port Waratah expansion to 113mtpa completed in fourth quarter of 2009: examining options to expand to 145mtpa US coal earnings reflect higher prices and impact of divestments Mixed performance in uranium *H208 underlying EBITDA and earnings include $0.5 billion (pre and post-tax) profit on disposal of the undeveloped Kintyre uranium property 11 February 2010 Rio Tinto 2009 full year results 15

Some recovery in Q4 for Diamonds & Minerals Underlying result (US$ bn) 0.0 0.2 0.4 0.6 0.8 1.0 1.2 H1 08 H2 08 H1 09* H2 09 Underlying EBITDA Underlying earnings 2009 highlights • Demand recovery lags other product groups due to OECD focus — Shutdowns in 2009 to balance production with market demand — Some improvements in markets in fourth quarter • Challenging market conditions for Iron & Titanium • Prices compensated for lower volumes at Minerals • RBM BBBEE transaction completed in 2009 *H109 underlying EBITDA and earnings include $0.8 billion (pre and post-tax) profit on disposal of undeveloped potash properties 11 February 2010 Rio Tinto 2009 full year results 16

Guy Elliott Chief financial officer

The balance sheet has been recapitalised Net debt at end of period ($bn) Gross debt maturity profile ($bn) 0 10 20 30 40 50 2007 2008 2009 0 10% 20% 30% 40% 50% 60% Net debt (lhs) Gearing (rhs) 0 2 4 6 8 10 ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19 ‘20+ $2bn repaid early in Jan 2010 Acquisition facility Bond Other Note: Debt maturity profile is as at 31 December 2009. $2 billion of the 2012 maturity was repaid early on 31 January 2010 11 February 2010 Rio Tinto 2009 full year results 18

Major progress on divestments Asset Price (US$m) Completed Greens Creek, Cortez, Kintyre, other 3,074 2008 Ningxia, sundry exploration properties 193 Corumbá and potash assets 1,664 Jacobs Ranch 764 2009 Cloud Peak Energy (52%) 741 Alcan Engineered Products Composites 349 Alcan Packaging global pharma, tobacco, food Europe and Asia, Vickery 1,967 2010 Total completed 8,752 Alcan Packaging Food Americas, Medflex, Maules Creek 1,552 Total agreed 10,304 Note: All amounts represent gross proceeds before tax and costs of sale 11 February 2010 Rio Tinto 2009 full year results 19

Strong cash flow funded increased investment in value adding growth 2009 full year cash flows ($bn) 0 5 10 15 20 25 30 35 Inflow Outflow Rights issue proceeds — $14.8bn Reduction in net debt — $19.8bn Disposal proceeds and other inflows — $2.4bn Cash flow from operations — $13.8bn Other — $0.7bn Interest — $1.1bn Tax — $3.1bn Dividends — $0.9bn Capex — $5.4bn 11 February 2010 Rio Tinto 2009 full year results 20

Significant price effect in first half 2009, with some recovery towards the end of the year Underlying earnings 2008 vs 2009 ($m) 0 2000 4000 6000 8000 10000 12000 10,303 2008 (6,879) Price 484 Exchange Rates Non traded prices — $3.8 bn Traded prices — $3.1 bn 40 60 80 100 120 140 Dec ‘07 Jun ‘08 Dec ‘08 Jun ‘09 Dec ‘09 Aluminium Copper A$/US$ C$/US$ Note: Change in price relative to 31 December 2007 11 February 2010 Rio Tinto 2009 full year results 21

Volume growth and cost improvements to earnings Underlying earnings 2008 vs 2009 ($m) 0 2000 4000 6000 8000 10000 12000 10,303 2008 (6,879) Price 484 Exchange Rates 652 Volume (172) Inflation 318 Energy 742 Cash costs 890 Explor’n & Eval’n (40) Interest, Tax & Other 6,298 2009 Note: Exploration and Evaluation variance includes $314 million net increase in gain on undeveloped property sales 11 February 2010 Rio Tinto 2009 full year results 22

Controllable cost reductions of $2.6 billion in 2009 Total cash costs (US$ bn) 25 30 35 2008 2009 Uncontrollable $3.0bn Controllable $2.6bn Input prices Exploration & technology G&A Other controllable 2009 highlights • Controllable pre-tax cost reductions of $2.6 billion achieved in 2009 • 16,000 role reductions in first half • Reduced SG&A • Greater leverage through group procurement • Exploration, evaluation and technology spend reduced • Input price pressure expected in 2010 Note: Controllable costs exclude impacts of volume changes, inflation, exchange, purchased metals, freight, royalties, fuel and energy 11 February 2010 Rio Tinto 2009 full year results 23

Recapitalised balance sheet allows disciplined investment in value adding growth... Cash from operations Investment in value adding growth Prudent balance sheet management Return cash to shareholders • Rigorous process to prioritise capital expenditure • Growth has been underpinned by continued investment in key projects • Capex adjusted to reflect current conditions • Capex expected to be at least $5 billion in 2010 • Potential for further capital investment of up to $1 billion 11 February 2010 Rio Tinto 2009 full year results 24

.... and the resumption of dividends to shareholders 2008 2009 20101 Interim USc/share 68 — 45 Total payout ($m) 850 — 882 Payment date Sep 2008 n/a Sep 2010 Final USc/share 68 45 45 Total payout ($m) 876 882 882 Payment date Apr 2009 Apr 2010 Apr 2011 • Final dividend of 45 US cents per share • Expect aggregate cash dividend in respect of 2010 to be at least $1.75 billion, equivalent to 90 US cents per share • 2010 interim dividend expected to be 45 US cents per share, approximately $882 million in total • Resumption of progressive dividend policy from 2010 onward 1 Subject to approval by the Boards 11 February 2010 Rio Tinto 2009 full year results 25

Tom Albanese Chief executive officer

We have preserved our growth options Key Mines and mining projects Smelters, refineries and processing plants remote from mine Aluminium Copper Diamonds Energy Iron ore Minerals 11 February 2010 Rio Tinto 2009 full year results 27

Increasing urbanisation rates support positive longer term view • Growth in non-OECD markets will support higher prices over the longer term • China is key • But India is set to follow — 15 years behind China — Less commodity intensive 11 February 2010 Rio Tinto 2009 full year results 28

2009 — delivering against our commitments Target Achieved Reduce controllable operating costs Controllable operating costs reduced by at least $2.5 billion per annum in by $2.6 billion in 2009 2010 Reduction in global headcount of Global headcount reduced by around 14,000 roles 16,000 in first half 2009 Reduce net debt by $10 billion by end Net debt reduced by $20 billion by the of 2009 end of 2009 through divestments, operating cash flows and rights issues proceeds Alcan post-tax synergies of $1.1 billion Alcan post-tax synergy run-rate at after the end of 2009 $1.1 billion at the end of 2009 Capital expenditure of $4 billion Strengthened balance sheet and in 2009 improved outlook has allowed capital expenditure of $5.4 billion in 2009 11 February 2010 Rio Tinto 2009 full year results 29

A stronger business, well-positioned for growth Strong demand to continue through 2010 but with some risks and volatility Priorities for 2010 Focus on operational delivery Transformation of our aluminium business to continue Pursue growth path through disciplined capital expenditure Complete the Western Australian iron ore production joint venture Prudent balance sheet management Strengthen our relationship with China Strategy remains unchanged — large, low cost, long life ore bodies 11 February 2010 Rio Tinto 2009 full year results 30

2009 fulll year results 11 February 2010

Breakdown of price variance Earnings impact from price $(6,879) million ($m) (3500) (3000) (2500) (2000) (1500) (1000) (500) 0 500 1000 Copper Aluminium Moly Other Iron ore Thermal coal Coking coal Uranium Industrial minerals Diamonds Other (435) (2,614) (343) 285 Traded Non-traded (2,884) (128) (568) 20 (113) (212) 113 11 February 2010 Rio Tinto 2009 full year results 32

Breakdown of volume variance Earnings impact from volumes $652 million ($m) (300) (200) (100) 0 100 200 300 400 500 600 700 800 175 (41) 357 13 (704) (75) (106) 8 (49) (240) (4) Copper Aluminium Gold Moly Iron ore Coal Uranium Industrial minerals Diamonds Other EP 11 February 2010 Rio Tinto 2009 full year results 33

Modelling earnigs 2009 average Impact on full year Earnings sensitivity price/rate underlying earnings ($m) Copper 232c/lb +/-23c/lb 268 Aluminium $1,665/t +/-$167/t 465 Gold $970/oz +/-$97/oz 63 Molybdenum $11/lb +/-$1.1/lb 20 Iron ore +/-10% 638 A$79 USc +/-US7.9c 444 C$88 USc +/-US8.8c 171 11 February 2010 Rio Tinto 2009 full year results 34